SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ZYNGA INC.

(Name of Subject Company (Issuer))

ZYNGA INC.

(Issuer)

TAKE-TWO INTERACTIVE SOFTWARE, INC.

(Affiliate of Issuer)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

0.25% Convertible Senior Notes due 2024

and 0% Convertible Senior Notes due 2026

(Title of Class of Securities)

98986T AB4

98986T AD0

(CUSIP Number of Class of Securities)

Strauss Zelnick

Chairman and Chief Executive Officer

Take-Two Interactive Software, Inc.

110 West 44th Street

New York, New York 10036

(646) 536-2842

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

Adam Turteltaub, Esq.

Laura Delanoy, Esq.

Sean Ewen, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

May 23, 2022

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form of Registration No. Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ?

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introduction

Reference is hereby made to that certain Agreement and Plan of Merger, dated as of January 9, 2022 (as amended by the First Amendment to the Agreement and Plan of Merger, dated as of March 10, 2022, and the Second Amendment to the Agreement and Plan of Merger, dated as of May 4, 2022, the “Merger Agreement”), by and among Zynga Inc., a Delaware corporation (“Target”), Take-Two Interactive Software, Inc., a Delaware corporation (“Parent”), Zebra MS I, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub 1”), and the Zebra MS II, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub 2”).

Pursuant to the terms of the Merger Agreement, on May 23, 2022, Merger Sub 1 merged with and into Target with Target continuing as the surviving corporation and as a wholly owned subsidiary of Parent (the “First Merger”), and immediately following the First Merger, Target merged with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving corporation and as a wholly owned subsidiary of Parent under the name Zynga Inc. (the “Successor Company”) (the “Second Merger”, and together with the First Merger, the “Combination”). As a result of the Combination, a Fundamental Change (as defined in each Indenture (as defined below)) with respect to Target occurred on May 23, 2022.

Reference is further made to (a) that certain Indenture, dated as of June 14, 2019 (the “Original 2024 Indenture”), between Target and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of May 23, 2022, among Target, Parent, Merger Sub 2 and the Trustee (the “First 2024 Supplemental Indenture,” and together with the Original 2024 Indenture, the “2024 Indenture”), relating to the 2024 Notes (defined below), and (b) that certain Indenture, dated as of December 17, 2020 (the “2026 Original Indenture”), between Target and Trustee, as supplemented by the First Supplemental Indenture, dated as of May 23, 2022, among Target, Parent, Merger Sub 2 and the Trustee (the “2026 First Supplemental Indenture,” and together with the 2026 Original Indenture, the “2026 Indenture” and, together with the 2024 Indenture, the “Indentures” and each an “Indenture”), relating to the 2026 Notes (defined below).

In connection with the Combination, pursuant to the terms of the First 2024 Supplemental Indenture and the First 2026 Supplemental Indenture, Parent unconditionally guaranteed all of the Successor Company’s obligations under the Notes and the Indentures, including any payments with respect to the repurchase offer made by the 2024 Notes Notices and the 2026 Notes Notice (each defined below).

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Parent and the Successor Company and is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended. All of the information set forth in the Notes Notices (defined below) is incorporated by reference herein in response to Items 1 through 13, except those items to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Notes Notices, as applicable.

Items 1 through 9, and Item 11.

As required by each Indenture, this Schedule TO is being filed by Parent and the Successor Company with respect to the right of each holder of the applicable Notes to require the Successor Company to repurchase, at such holder’s option:

•

in the case of the 2024 Notes, 100% of the principal amount of the 2024 Notes, plus accrued and unpaid interest thereon to, but excluding, June 23, 2022, pursuant to the terms and conditions of (i) the Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to holders of 0.25% Convertible Senior Notes due 2024 (the “2024 Notes”), dated May 23, 2022 (the “2024 Notes Notice”), attached hereto as Exhibit (a)(1)(i), (ii) the 2024 Indenture and (iii) the 2024 Notes; and

•

in the case of the 2026 Notes, 100% of the principal amount of the 2026 Notes pursuant to the terms and conditions of (i) the Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to holders of 0.00% Convertible Senior Notes due 2026 (the “2026 Notes”), dated May 23, 2022 (the “2026 Notes Notice” and, together with the 2024 Notes Notice, the “Notes Notices”), attached hereto as Exhibit (a)(1)(ii), (ii) the 2026 Indenture and (iii) the 2026 Notes.

Item 10.	Financial Statements.

The Successor Company believes that its financial condition is not material to a holder of Notes’ decision whether to exercise its Fundamental Change Repurchase Right because (i) the consideration being offered to such holders consists solely of cash, (ii) the Fundamental Change Repurchase Right is not subject to any financing condition and (iii) the offer applies to all outstanding Notes.

Item 12.	Exhibits.

(a)(1)(i)	Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to Holders of 0.25% Convertible Senior Notes due 2024, dated May 23, 2022.

(a)(1)(ii)	Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to Holders of 0% Convertible Senior Notes due 2026, dated May 23, 2022.

(a)(2)-(4)	Not applicable.

(a)(5)	Press Release, dated May 23, 2022, announcing tender offer for Zynga Inc.’s 0.25% Convertible Senior Notes due 2024 and 0% Convertible Senior Notes due 2026.

(b)	None.

(d)(1)	Indenture, dated June 14, 2019, between Zynga Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by Zynga Inc. on June 14, 2019).

(d)(2)	First Supplemental Indenture, dated May 23, 2022, by and among Zynga Inc., Zebra MS II, Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by Zynga Inc. on the date hereof).

(d)(3)	Indenture, dated December 17, 2020, between Zynga Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by Zynga Inc. on December 17, 2020).

(d)(4)	First Supplemental Indenture, dated May 23, 2022, by and among Zynga Inc., Zebra MS II, Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (incorporated by reference herein to Exhibit 4.2 to the Current Report on Form 8-K filed by Zynga Inc. on the date hereof).

(d)(5)	Agreement and Plan of Merger, dated as of January 9, 2022, by and among Take-Two Interactive Software, Inc., Zynga Inc., Zebra MS I, Inc., and Zebra MS II, Inc. (incorporated by reference herein to Exhibit 2.1 of Zynga Inc.’s Current Report on Form 8-K filed on January 10, 2022).

(d)(6)	Amendment to the Agreement and Plan of Merger, dated as of March 10, 2022, by and among Take-Two Interactive Software, Inc., Zebra MS I, Inc., Zebra MS II, Inc. and Zynga Inc. (incorporated by reference herein to Exhibit 2.2 of Take-Two Interactive Software, Inc.’s Registration Statement on Form S-4 filed on March 14, 2022).

(d)(7)	Second Amendment to the Agreement and Plan of Merger, dated as of May 4, 2022, by and among Take-Two Interactive Software, Inc., Zebra MS I, Inc., Zebra MS II, Inc. and Zynga Inc. (incorporated by reference herein to Exhibit 2.1 of Zynga Inc.’s Current Report on Form 8-K filed on May 5, 2022).

(g)	Not applicable.

(h)	Not applicable.

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Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zynga Inc.

By:	/s/ James Gerard Griffin
Name: James Gerard Griffin Title: Chief Financial Officer

Take-Two Interactive Software, Inc.

By:	/s/ Matthew Breitman
Name: Matthew Breitman Title: Senior Vice President & General Counsel Americas

Date: May 23, 2022

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to Holders of 0.25% Convertible Senior Notes due 2024, dated May 23, 2022.

(a)(1)(ii)	Offer to Purchase and Notice of Fundamental Change, Make-Whole Fundamental Change, Share Exchange Event, Settlement Method and Entry into Supplemental Indenture to Holders of 0% Convertible Senior Notes due 2026, dated May 23, 2022.

(a)(5)	Press Release, dated May 23, 2022, announcing tender offer for Zynga Inc.’s 0.25% Convertible Senior Notes due 2024 and 0% Convertible Senior Notes due 2026.

(d)(1)	Indenture, dated June 14, 2019, between Zynga Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by Zynga Inc. on June 14, 2019).

(d)(2)	First Supplemental Indenture, dated May 23, 2022, by and among Zynga Inc., Zebra MS II, Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by Zynga Inc. on the date hereof).

(d)(3)	Indenture, dated December 17, 2020, between Zynga Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (incorporated by reference herein to Exhibit 4.1 to the Current Report on Form 8-K filed by Zynga Inc. on December 17, 2020).

(d)(4)	First Supplemental Indenture, dated May 23, 2022, by and among Zynga Inc., Zebra MS II, Inc. and Computershare Trust Company, N.A. (as successor to Wells Fargo Bank, National Association), as trustee (incorporated by reference herein to Exhibit 4.2 to the Current Report on Form 8-K filed by Zynga Inc. on the date hereof).

(d)(5)	Agreement and Plan of Merger, dated as of January 9, 2022, by and among Take-Two Interactive Software, Inc., Zynga Inc., Zebra MS I, Inc., and Zebra MS II, Inc. (incorporated by reference herein to Exhibit 2.1 of Zynga Inc.’s Current Report on Form 8-K filed on January 10, 2022).

(d)(6)	Amendment to the Agreement and Plan of Merger, dated as of March 10, 2022, by and among Take-Two Interactive Software, Inc., Zebra MS I, Inc., Zebra MS II, Inc. and Zynga Inc. (incorporated by reference herein to Exhibit 2.2 of Take-Two Interactive Software, Inc.’s Registration Statement on Form S-4 filed on March 14, 2022).

(d)(7)	Second Amendment to the Agreement and Plan of Merger, dated as of May 4, 2022, by and among Take-Two Interactive Software, Inc., Zebra MS I, Inc., Zebra MS II, Inc. and Zynga Inc. (incorporated by reference herein to Exhibit 2.1 of Zynga Inc.’s Current Report on Form 8-K filed on May 5, 2022).

107	Filing Fee Table